UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Zais Financial Corp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98886K108

(CUSIP Number)

February 8, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons OP Bank Group Pension Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Finland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 162,500

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 162,500

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 162,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.0%

12.	Type of Reporting Person (See Instructions) EP

Item 1.
	(a)	Name of Issuer Zais Financial Corp
	(b)	Address of Issuer’s Principal Executive Offices Two Bridge Avenue, Suite 3222 Red Bank, New Jersey 07701-1106, USA

Item 2.
	(a)	Name of Person Filing OP Bank Group Pension Foundation
	(b)	Address of Principal Business Office or, if none, Residence Teollisuuskatu 1b, 00510 Helsinki, Finland
	(c)	Citizenship Finland
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 98886K108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☒	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 162,500
(b) Percent of class: 2.0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 162,500
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 162,500
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OP Bank Group Pension Fund, OP Bank Group Pension Foundation and OP Bank Group Mutual Insurance Company are not obliged to make a filing in Finland because there is not common control between aforementioned institutions under Finnish legislation. The interpretation of US legislation concerning OP-Pohjola Group and its institutions is not established. OP Bank Group Pension Fund, OP Bank Group Pension Foundation and OP Bank Group Mutual Insurance Company are making a separate filing unless their understanding is that the filing is not required while neither entity alone holds more than 5 % of issued securities. All three entities are independent and do not jointly make investments decisions.

OP Bank Group Pension Foundation has acquired securities in the ordinary course of its business and not with the purpose nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect. The trigger for a filing is the public listing of ZAIS on the NYSE.

OP Bank Group Pension Foundation grants benefits under its supplementary pension plan to employees covered by the Foundation. The Pension Foundation is governed by the Pension Funds Act, the rules and regulations issued by virtue of the Act and the regulations and guidelines issued by the Financial Supervisory Authority (FIN-FSA). Employers included in the Foundation fund the pensions and the contribution is determined as specified in the Pension Foundation Rules. The Financial Supervisory Authority (FIN-FSA) confirms calculation bases for the Pension Foundation. The Supervisory Board, which has a majority representation of employers, is the Pension Foundation’s supreme decision-making body.

In their decision-making and corporate governance, OP-Pohjola Group and its central institution, OP-Pohjola Group Central Cooperative, comply with Finnish legislation. OP-Pohjola Group’s operations are specifically governed by the Act on the Amalgamation of Deposit Banks (Laki talletuspankkien yhteenliittymästä), the Act on Cooperative Banks and Other Cooperative Institutions, the Act on Credit Institutions, the Insurance Companies Act and the Co-operatives Act.

The filing does not imply that there is common control between OP Bank Group Pension Foundation and OP Bank Group Pension Fund and OP Bank Group Mutual Insurance Company. OP Bank Group Pension Foundation disclaims, that there is no beneficial ownership of the OP Bank Group Pension Fund´s securities or OP Bank Group Mutual Insurance Company´s securities.

December 12, 2013
Date
Erkko Ryynänen
Signature
Erkko Ryynänen / Representative
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).